



Allen Witters · 2nd    T4L

"I create great ideas, that drive great teams, to do great things."

Naples, Florida, United States · 500+ connections · **Contact info**

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To all my fellow CEO connections out there, T4L can save you a lot of money, and help earnings with ou...







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All-Inclusive Membership for Subscribing to a Vehicle of Your Choice....

Experience



Chief Executive Officer
T4L · Full-time
Sep 2020 – Present · 3 mos
Naples, Florida, United States

T4L is providing an all-inclusive, hassle-free Transportation Subscription Service based on the Tesla fleet of electric vehicles.

T4L is a service company handling all the details of endless paperwork and hassles of dealing with dealerships, the DMV, insurance, financing and maintenance to assure our Subscribing Members can simply enjoy driving their electric vehicle.

The T4L subscription model provides a method that delivers value and best-in-class ...**see mor**



Chief Executive Officer
Gravitas Carbotura · Full-time
Jul 2019 – Present · 1 yr 5 mos
Naples, Florida, United States

"Hot Planet Repair" is our category. We eliminate waste plastics, recombine them in to green bio-plastics, capture carbon, and help cool the planet. We are the "Hot Planet Repair" team, all part of our "Planet Plan"

...**see mor**



CEO
Gravitas Infinitum
Dec 2017 – Present · 3 yrs
Naples, Florida Area

Gravitas Infinitum is a holding company focused on sustainable impact projects and companies. These must fall within our strict "Plant Plan" objectives and never detract from our ESG/SDG goals.



Managing Director, CEO/CTO
Standard Harvest
Feb 2015 – Present · 5 yrs 10 mos
Naples, Florida Area

Standard Harvest is a Digital Business Transformation company that uses cloud technology.
• Architecting and designing Cloud based platforms, portals, website, landing pages, and apps
• Specialized in Value-Chain Transformational Platforms
• Familiar with AWS, Google, and Axure cloud services   ...**see mor**

Managing Partner
797 Capital/POWER
2014 – Present · 6 yrs

Global Modular Energy

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Education

Equivalent Work Experience - Computer Science
Master of Computer Applications (M.C.A.), Computer Science
1976 – 1990

Equivalent Work Experience - MBA
Master of Business Administration (M.B.A.)
1979 – 1985

Equivalent Work Experience - Mechanical Engineering
Master of Engineering (M.Eng.)
1980 – 1980

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Licenses & certifications



Corporate Strategy and Cybersecurity: Concepts Every Director Should Understand
The ExecRanks
Issued May 2017 · No Expiration Date



Understanding Cybersecurity as a Function of Risk Management for Directors
The ExecRanks
Issued May 2017 · No Expiration Date



Understanding SEC Compliance at the Board Level
The ExecRanks
Issued May 2017 · No Expiration Date

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Volunteer experience

Charter Member

SPUR2020.ORG

Jan 2012 – Feb 2013 • 1 yr 2 mos

Economic Empowerment

SPUR2020.ORG is a group of people living in Spur, Texas that have decided not to be at the mercy of the external world's financial, energy, food and water situations. Situations that, continue to deteriate, and are skyrocketing in costs, value-decline, and are forcing a system of dependence that is not wanted, desired or accepted. We will start rebuilding this country locally, and do it here now!

Skills & endorsements

Start-ups · 99+

Endorsed by **Daren Klum and 10 others who are highly skilled at this**

 Endorsed by **2 of Allen's colleagues at St Harvest**

Mergers & Acquisitions · 99+

Endorsed by **Julius Csurgo and 3 others who are highly skilled at this**

Endorsed by **20 of Allen's colleagues at WAM!NET**

Venture Capital · 99+

Endorsed by **Paul Williams, who is highly skilled at this**

Endorsed by **20 of Allen's colleagues at WAM!NET**

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